UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Sleep Number Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83125X103

(CUSIP Number)

STADIUM CAPITAL MANAGEMENT, LLC

199 Elm Street

New Canaan, CT 06840-5321

(203) 972-8235

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,616,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,616,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,616,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

IA, OO

2

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Management GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,616,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,616,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,616,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Special Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		401,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

401,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

401,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,215,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,215,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,215,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Alexander M. Seaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,616,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,616,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,616,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Patrick A. Hopf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		51,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

51,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 83125X103

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Stadium Capital Management, LLC, a Delaware limited liability company (“SCM”);
(ii)	Stadium Capital Management GP, L.P., a Delaware limited partnership (“SCMGP”);
(iii)	Stadium Special Opportunity I, L.P., a Delaware limited partnership (“SSO”);
(iv)	Stadium Capital Partners, L.P., a Delaware limited partnership (“SCP”);
(v)	Alexander M. Seaver (together with SCM, SCMGP, SSO and SCP, “Stadium Capital”); and
(vi)	Patrick A. Hopf.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as defined and further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of Stadium Capital is 199 Elm Street, New Canaan, Connecticut 06840. The principal business address of Mr. Hopf is 14830 Encendido, San Diego, California 92127.

(c)       The principal business of SSO and SCP is investing in securities. The principal business of SCMGP is acting as the general partner of SSO and SCP. The principal business of SCM is acting as the investment advisor to SSO and SCP and as the general partner of SCMGP. The principal occupation of Mr. Seaver is acting as the manager of SCM. The principal occupation of Mr. Hopf is acting as a private investor.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

8

CUSIP No. 83125X103

(f)       SCM, SCMGP, SSO and SCP are organized under the laws of the State of Delaware. Messrs. Seaver and Hopf are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Stadium Capital were purchased using their investment capital or funds under management. The aggregate purchase price of 2,616,459 Shares beneficially owned by Stadium Capital was approximately $56,352,966 (including brokerage commissions and transaction costs).

The Shares beneficially owned by Mr. Hopf were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 50,000 Shares beneficially owned directly by Mr. Hopf is approximately $703,318, including brokerage commissions. The aggregate purchase price of the call options held by Mr. Hopf referencing 1,500 Shares is approximately $98, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 2, 2024, SCP delivered a letter to the Issuer nominating Kevin Baker, Patrick A. Hopf, Jeffrey T. Jackson and Jessica M. Prager (collectively, the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2025 annual meeting of shareholders (the “Annual Meeting”).

Also on December 2, 2024, Stadium Capital issued a press release and letter (the “December 2nd Letter”) to the Issuer’s shareholders announcing its nomination of the Nominees for election to the Board at the Annual Meeting and highlighting why it believes the Nominees are best positioned to help the Issuer identify its next Chief Executive Officer and guide the Issuer back to the path of growth and profitability. The December 2nd Letter highlighted that Stadium Capital’s slate of director candidates includes the Issuer’s former Chairman and Interim CEO and individuals with significant shareholdings, capital allocation and product innovation expertise and track records overseeing value-enhancing turnarounds. Stadium Capital further noted that it believes it would be in the best interest of all shareholders for the Issuer to collaborate with Stadium Capital to refresh the Board, appoint an Executive Chairman and ensure an independent search process to identify the Issuer’s next Chief Executive Officer, but that it looks forward to shareholders deciding the Issuer’s fate at the Annual Meeting if the Board refuses. The foregoing description of the December 2nd Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the December 2nd Letter, which is attached hereto as Exhibit 99.1 incorporated herein by reference.

Below please find brief backgrounds of Stadium Capital’s highly qualified nominees.

9

CUSIP No. 83125X103

Patrick A. Hopf

Mr. Hopf is the former Interim CEO and Chairman of the Issuer and a successful private investor in consumer-oriented companies. He will bring a positive track record of value creation as well as strategic change and board development experience.

-	Proven Value Creator with Deep Knowledge of the Issuer: At St. Paul Venture Capital – one of the ten largest venture capital firms in the U.S. at its peak – Mr. Hopf led the firm’s investment in the Issuer (then called Select Comfort) in 1991and later became the Issuer’s Interim CEO and Chairman. Mr. Hopf oversaw multiple turnarounds at the Issuer and during his leadership, the Issuer’s market value grew to over $1.4 billion. He started the direct response sales channel at the Issuer, helped launch the retail channel and Roadshow channel, and was instrumental in establishing the internet channel in the late 1990s.
-	Experience in Board Development and CEO Searches: Mr. Hopf has been on the boards of more than 30 private companies and was the Chairman of many of them, including the Issuer, where he led three separate CEO searches for the Issuer.
-	Strong Alignment with Shareholders: Mr. Hopf has steadfastly represented shareholder interests as a public market investor, private investor, board member and operating manager for over 40 years. Mr. Hopf also has a significant personal investment in the Issuer.

Jeffrey T. Jackson

Mr. Jackson is an experienced CEO and public company director with an outstanding record of value creation and extensive experience managing cyclical companies across market cycles, which will be particularly relevant for the Issuer.

-	Proven Value Creator: After Mr. Jackson was named CEO of PGT Innovations (PGT), the company’s shareholder returns annualized in the high-teens and PGT more than doubled EBITDA through organic growth and M&A activity.
-	Extensive Experience Managing a Cyclical Business Across All Phases of Growth: Prior to ascending to the CEO role, Mr. Jackson also served as PGT’s CFO, where he helped guide the business through the housing boom, bust and subsequent recovery, including effectively managing its cost structure to successfully position the company to capitalize on value-enhancing opportunities when the market recovered.
-	Experience Selling Products Through Multiple Distribution Channels: Mr. Jackson drove accretive growth across PGT’s portfolio of brands by selling its various products through company-owned retail stores, third-party retailers and independent dealers.

Jessica M. Prager

Ms. Prager has extensive experience building and scaling high-performing, culturally relevant brands. Her expertise in leveraging consumer data, driving product innovation and bridging digital and physical touchpoints will be particularly relevant in helping the Issuer achieve its growth potential.

-	Proven Value Creator: Ms. Prager is Senior Vice President of Product at Roman Health Ventures (“Ro”), where she was one of the company’s first 10 employees and has been instrumental in scaling the company, which is now valued at $7 billion. She has helped drive Ro’s significant growth and cement its position as a leader in the consumer healthcare technology space.
-	Expertise in Leveraging Consumer Data and Insights to Drive Growth: Ms. Prager has a proven track record of using consumer data at scale and analyzing consumer insights to refine customer experiences and optimize growth marketing strategies. She has deep experience in demand generation, direct-response marketing strategies, brand building and optimizing ecommerce platforms from her roles at Ro, ClassPass, Bain & Company and PepsiCo.
-	Track Record of Marrying Brand Vision with Consumer Experience: At ClassPass, Ms. Prager helped redefine how consumers access fitness and wellness, connecting digital discovery with physical participation. At Warby Parker, she supported the launch of the company’s first permanent physical retail store, creating an omnichannel model that set new industry standards. Across Ro, ClassPass and Warby Parker, she has demonstrated an ability to scale businesses while maintaining brand integrity and cultural relevance.

10

CUSIP No. 83125X103

Kevin Baker

Mr. Baker is a Managing Partner at Stadium Capital, the Issuer’s largest owner, and will bring a much-needed ownership perspective to the Issuer’s boardroom.

-	Shareholder Perspective with a Clear Understanding of the Issuer’s Business: Exceptionally deep research and due diligence is a centerpiece of Stadium Capital’s patient investment strategy. As part of Stadium Capital’s investment team, Mr. Baker has led extensive due diligence spanning a decade on the Issuer and the mattress industry. Mr. Baker will bring the largest shareholder’s perspective to the boardroom and be laser-focused on driving value for all shareholders.
-	Capital Allocation and Financial Markets Expertise: Mr. Baker has 14 years of experience as an investor in public companies, with significant experience working directly with the leadership teams of Stadium Capital’s portfolio companies on value-enhancing capital allocation and capital structure decisions.
Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a) – (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 5 are incorporated herein by reference. As of the date of this Amendment No. 5, Stadium Capital beneficially owned 2,616,459 Shares, representing approximately 11.7% of the outstanding Shares, and Mr. Hopf beneficially owned 51,500 Shares, including 1,500 Shares underlying certain call options that are currently exercisable, representing less than 1% of the outstanding Shares. The percentages reported herein relating to beneficial ownership of Shares are based upon 22,371,000 Shares outstanding as of September 28, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

Each of the Participants (as defined below) may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 2,667,959 Shares owned in the aggregate by all of the Participants, constituting approximately 11.9% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Participants are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Participants specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(c) Stadium Capital has not effected any transactions in the securities of the Issuer since the filing of Amendment No. 4. Mr. Hopf’s transactions in the securities of the Issuer during the past 60 days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

11

CUSIP No. 83125X103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 2, 2024, Stadium Capital and the Nominees (collectively, the “Participants”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which, among other things, (i) the Participants agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (ii) the Participants agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of Stadium Capital), (iii) the Nominees agreed not to enter into any transactions in the securities of the Issuer without the prior written consent of Stadium Capital and (iv) Stadium Capital agreed to bear all pre-approved expenses incurred in connection with the group’s activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of Messrs. Baker, Hopf and Jackson have granted Mr. Seaver a power of attorney (the “Powers of Attorney”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s shareholders in connection with the Annual Meeting and any related transactions. The Powers of Attorney are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

SCP has signed indemnification letter agreements (the “Indemnification Agreements”) with each of the Nominees, other than Mr. Baker, pursuant to which SCP agreed to indemnify such Nominees against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the Annual Meeting and any related transactions. The Indemnification Agreements do not extend to any potential claims made against such Nominees in their respective capacities as directors, if elected. A form of the Indemnification Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Mr. Hopf has purchased in the over-the-counter market American-style call options referencing an aggregate of 1,500 Shares, which have an exercise price of $12.50 and expire on January 16, 2026.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	December 2nd Letter.

99.2	Joint Filing and Solicitation Agreement, dated December 2, 2024.

99.3	Powers of Attorney.

99.4	Form of Indemnification Agreement.
12

CUSIP No. 83125X103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2024

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL MANAGEMENT GP, L.P.

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM SPECIAL OPPORTUNITY I, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

/s/ Alexander M. Seaver
Alexander M. Seaver Individually and as attorney-in-fact for Patrick A. Hopf

13

CUSIP No. 83125X103

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days by Patrick A. Hopf

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	10,000	$14.4700	11/25/2024
Purchase of Common Stock	10,000	$14.2800	11/25/2024
Purchase of Common Stock	10,000	$14.9400	11/25/2024
Purchase of Common Stock	5,000	$14.4800	11/25/2024
Purchase of January 2026 Call Options ($12.50 Strike Price)[1]	15	$6.5000	11/25/2024
Purchase of Common Stock	10,000	$14.4400	11/26/2024

1 Mr. Hopf purchased in the over-the-counter market American-style call options referencing an aggregate of 1,500 Shares, which have a strike price of $12.50 and an expiration date of January 16, 2026.